UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): **May 2, 2011**
MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246 (Commission File Number)	**26-2569462** (IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia (Address of Principal Executive Offices)	**30901** (Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Section 5	**Corporate Governance and Management**
Item 5.02	**Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On May 2, 2011, Morris Publishing Group, LLC ("Morris Publishing") issued a press release announcing the retirement of James C. Currow as executive vice president of newspapers for Morris Publishing effective May 6, 2011. Mr. Currow will continue in a consulting role for Morris Publishing and will continue to receive his normal compensation from Morris Publishing for the remainder of 2011. A copy of Morris Publishing's press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Mr. Currow was named executive vice president-newspapers in 2002, with responsibility for the metro newspapers outside Florida, the western group community newspapers and the eastern group community newspapers. At the beginning of 2009, he became responsible for all Morris Publishing Group's newspapers and related publications.

Section 9	**Financial Statements and Exhibits**
Item 9.01.	**Financial Statements and Exhibits.**

(d) Exhibits:

Exhibit No.	Description
99.1	Press release dated May 2, 2011 announcing the retirement of Executive Vice President Jim C. Currow and the appointment of Derek J. May as the new executive vice president effective Friday, May 6, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **May 3, 2011**   **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**

Steve K. Stone
Senior Vice President and Chief Financial Officer



Morris Publishing Group, LLC
P.O. BOX 936 • AUGUSTA, GA 30903-0936
www.morris.com

Morris Publishing Group Announces Retirement of Jim Currow and Appointment of Derek May as Executive Vice President

Augusta, Ga., May 2– Morris Publishing Group today announced the retirement of Executive Vice President James C. Currow and the appointment of Derek J. May as the new executive vice president effective Friday, May 6.

As Executive Vice President of the Morris Publishing Group, Mr. Currow, 67, has served as the chief operating officer, overseeing the company's 13 daily newspapers, 27 non-daily publications and *Skirt!* magazines.

"Jim Currow's leadership and management of our newspapers have been remarkable," Chairman William S. (Billy) Morris III said. "He has accomplished major results and improvement in our company. He has brought several outstanding executives into our company and has led with vision, purpose and success."

Mr. Currow said, "It's been a great 13 years. I have loved my job and the people I have worked with, and I have thoroughly enjoyed working for the Morris family. I leave many outstanding executives that I have had a hand in recruiting or developing, including Derek May, and I'm pleased to be able to leave the company in good shape. I am excited about beginning the next chapter in my life."

Mr. Currow plans to resume his earlier business in executive recruitment, and he will continue in a consulting role with Morris Publishing.

Mr. May, 42, has been with the Morris group for 22 years, serving in many line and management capacities including technology, circulation, advertising sales and news in a number of Morris markets. He is a former publisher of the St. Augustine Record, and most recently has served as assistant to the president for Morris Publishing Group President William S. (Will) Morris IV.

"Derek is the right person for the job in this time of intense change," Will Morris said. "We face many challenges in today's economic environment. Our customers – both consumers and businesses – are moving to digital solutions, and Derek is especially well equipped to lead our company's transitions in operations, advertising sales and audience development."

"I'm honored and excited to have this opportunity," Mr. May said. "I look forward to working with the great people of Morris Publishing to build a bright future for the company."

About Morris Publishing

Morris Publishing Group, LLC, is a privately held media company based in Augusta, Ga. Morris Publishing currently owns and operates 13 daily newspapers as well as nondaily newspapers, city magazines and free community publications in the Southeast, Midwest, Southwest and Alaska.

The Company has a concentrated presence in the Southeast, with four signature holdings: The Florida Times-Union (*Jacksonville*), The Augusta Chronicle, the Savannah (*Ga.*) Morning News and the Athens (*Ga.*) Banner-Herald.

Morris Publishing Group's other nine daily newspapers are: Amarillo (*Texas*) Globe-News; Bluffton (*S.C.*) Today; Brainerd (*Minn.*) Dispatch; Juneau (*Alaska*) Empire; Log Cabin Democrat, Conway, Ark.; Lubbock (*Texas*) Avalanche-Journal; Peninsula Clarion, Kenai, Alaska; The St. Augustine (*Fla.*) Record; The Topeka (*Kan.*) Capital-Journal.